SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                           FENWAY INTERNATIONAL, INC.,
                              A Nevada corporation
             (Exact name of registrant as specified in its charter)

 NEVADA                                                   84-1426038
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

308-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2
(Address of registrant's principal executive offices)        (Zip Code)

                                  604.844.2265
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

    Title of each class                      Name of Each Exchange on which
    to be so registered:                     each class is to be registered:

           None                                           None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par value $.001
      (Title of Class)

                                   Copies to:
                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 72
                      Exhibit Index is specified on Page 17
                           Fenway International Inc.,
                              A Nevada corporation

                   Index to Form 10-SB Registration Statement


Item Number and Caption                                                     Page

1.   Description of Business                                                  3

2.    Management's Discussion and Analysis of Financial Condition
        and Results of Operations                                             5

3.    Description of Property                                                 7

4.    Security Ownership of Certain Beneficial Owners and Management          8

5.    Directors, Executive Officers, Promoters and Control Persons            9

6.    Executive Compensation - Remuneration of Directors and Officers        12

7.    Certain Relationships and Related Transactions                         12

8.    Legal Proceedings                                                      13

9.    Market for Common Equity and Related Shareholder Matters               14

10.   Recent Sales of Unregistered Securities                                15

11.   Description of Securities                                              15

12.   Indemnification of Officers and Directors                              15

13.   Financial Statements                                                   16

14.   Changes in and Disagreements with Accountants                          16

Financial Statements and Exhibits

15(a) Index to Financial Statements                                          16
      Financial Statements                                     F-1 through F-27

15(b) Index to Exhibits                                                      17
      Exhibits                                                 E-1 through E-27

      Signatures                                                             18

Item 1. Description of Business.

     Development of the Company. Nevada-Utah Gold, Inc., a Nevada corporation ("Company"), was incorporated in the State of Nevada on May 7, 1984 for the primary purpose of developing mining properties. During 1985, the Company settled its liabilities and was inactive until 1998, when it began acquiring certain interests in the Philippines (by acquiring the assets of other entities) in anticipation of developing commercial grade cement production facilities. On August 31, 1998, the Company purchased the assets of Fenway Resources, Ltd., a British Columbia corporation which had redomiciled to Delaware. The Company issued 7,644,067 shares of its common stock for the net assets acquired. A summary of the net assets purchased and the common stock issued is specified in the Company's financial statements. On or about September 4, 1998, the Company filed a Certificate of Amendment to its Articles of Incorporation changing its name to Fenway International, Inc. The executive offices of the Company are located at 308-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2. The Company's telephone number is 604.844.2265.

     Business of the Company. The Company anticipates the development and construction of two large portland (commercial grade) cement production facilities located in the Philippines. The Company's predecessor-in-interest, Fenway Resources, Ltd., spent over five years obtaining the necessary licensing, permits and environmental approvals necessary to support construction of such facilities on the island of Negros Oriental (the "Negros Project") and the Company is continuing its efforts to obtain the necessary licensing, permits and environmental approvals for the proposed project on the island of Palawan (the "Palawan Project").

     In 1992, Fenway Resources, Ltd. acquired 10,296 hectares and in 1995, it acquired 3,200 hectares in three contiguous claim blocks on the west central portion of the Palawan Island near Scott Point, Municipality of Sofronio Espanola, Palawan, the Philippines. The claims are underlain by several hundred years of reserves of limestone and shale, the two main ingredients for the manufacture of Type 1 (heavy construction quality) portland cement. The Company retained Kilborn Engineering Pacific Ltd. to prepare a project feasibility study and management of the Company believes that the study supports the proposed Palawan Project.

     On or about July 16, 1998, the Company entered into an option agreement with Negor RR Cement Corporation, a Philippine corporation, for the purpose of forming and operating a mining and cement manufacturing company. Pursuant to the Option Agreement, the Company purchased a 90% equity interest in the Negor RR Cement Corporation ("Negor Corporation"). Further details of the option agreement are specified in Note 6 to the Company's financial Statements for December 31, 1998, 1997 and 1996 attached hereto as exhibits. The Negor Corporation has claims on the Island of Negros Oriental in the Philippines which include significant reserves of limestone and shale suitable for the manufacture of portland cement. Limestone mineral claims lie near the coastal towns of Guihulngan and La Libertad on the island of Negros Oriental. Geological studies suggest that the raw resources on those claims could sustain significant cement manufacturing operation. The Company has received an Environmental Compliance Certificate and has entered into the Mineral Production Sharing Agreement that all mining projects in the Philippines must obtain before mining operations can proceed. The Company has proposed to construct and operate a portland cement plant near La Libertad, Negros Oriental.

     The Company anticipates that significant revenue from the sale of the Company's products may be derived from customers located outside the United States and therefore international sales may account for a significant portion of the Company's revenues. In order to support its overseas customers, the Company anticipates operating offices outside the continental United States. There can be no assurance that the

Company will be able to manage these operations effectively or that the Company's investment in these activities will enable it to compete successfully in international markets or to satisfy the service and support requirements of its customers. In addition, a significant portion of the Company's sales and operations could be subject to certain risks, including tariffs, and other barriers, difficulties in staffing and managing foreign subsidiary and branch operations, currency exchange risks and exchange controls, potentially adverse tax consequences and the possibility of difficulty in accounts receivable collection. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

     The products of the Company may be subject to numerous foreign government standards and regulations that are continually being amended. Although the Company will endeavor to satisfy foreign technical and regulatory standards, there can be no assurance that the products of the Company will comply with foreign government standards and regulations, or changes thereto, or that it will be cost effective for the Company to redesign its products to comply with such standards or regulations. The inability of the Company to design or redesign products to comply with foreign standards could have a material adverse effect on the Company's business, financial condition and results of operations.

     Employees. The Company currently has seven full-time employees, three of whom are salaried. Management of the Company anticipates using consultants for business, accounting, engineering, and legal services on an as-needed basis. Management has senior company experience in mine management, mineral processing, engineering, construction, administration, and marketing. All members of the management team have held senior positions in reputable international companies or organizations.

     Competition. Due to the lack of product differentiation and the commodity nature of cement, the cement industry is highly competitive. Competition is based largely on price and, to a lesser extent, quality and service. The Company may compete with national, international and regional cement producers in its markets. Many of the Company's competitors are larger and have significantly greater resources than the Company. The prices that the Company charges its customers are not likely to be materially different from the prices charged by other producers in the same markets. Accordingly, profitability in the cement industry is generally dependent on the level of cement demand and on a cement producer's ability to contain operating costs. Prices are subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond the Company's control. There can be no assurance that prices will not decline in the future or that such declines will not have a material adverse effect on the Company's financial condition or results of operations.

     The cement industry in highly dependent upon the level of cement demand as a result of the high fixed costs associated with production. The Company's anticipated cost per ton of production will be directly related to the number of tons of cement manufactured; decreases in production will increase the Company's fixed cost per ton. Equipment utilization percentages or uptime can vary from year to year based upon demand for the Company's product or as a result of equipment failure. Much of the Company's anticipated manufacturing equipment requires long lead-times to replace and is very costly to replace or repair. While the Company will attempt to maintain sufficient spare parts inventories to avoid long periods of shutdown in the event of equipment failure, there can be no assurance such shutdowns can be avoided.

     Compliance with Environmental Laws. The proposed site for the Palawan Project is near the ancestral lands of a Filipino indigenous people. A portion of these lands may contain a portion of the Company's mineral claims. The risk of accidental contamination or injury to indigenous peoples from hazardous materials cannot be completely eliminated. In the event of such an accident, the Company, or any successor-in-interest, could be held liable for any damages that result and any such liability could exceed the financial resources of the Company. In addition, there can be no assurance that in the future the Company will not be required to incur significant costs to comply with environmental laws and regulations relating to hazardous materials. There can be no assurance that the Company will not be required to incur significant costs to comply with current or future environmental laws and regulations nor that the operations, business or assets of the Company will not be materially or adversely affected by current or future environmental laws or regulations; provided, however, that the Company has retained SNC Lavalin, a Canadian firm, and GAIA, Inc., a Philippine firm, to prepare and file the requisite environmental impact statements necessary for the Company to receive its Environmental Compliance Certificate for the Palawan Project (an Environmental Compliance Certificate has already been issued for the Negros Project).

     Reports to Security Holders. The Company will provide an annual report to its security holders, which will include audited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company currently maintains its own Internet address at http://www.fenwayintl.com.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion contains forward-looking statements of management of the Company. Forward-looking statements are statements that estimate the happening of future events, are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "could", "expect", "estimate", "anticipate", "probable", "possible", "should", "continue", or similar terms, variations of those terms or the negative of those terms. Actual results may differ materially from those contemplated by the forward-looking statements.

The Company is not currently producing any products or supplying any services to any third parties. When the Company develops and constructs its cement manufacturing facilities, the Company anticipates producing commercial quantities of portland cement. Portland cement is a finely ground processed material that, when mixed with sand, gravel, water and other minerals forms concrete. The raw materials, limestone and shale, are mined, crushed, and burned in high-temperature rotary kilns, producing a substance commonly referred to as "clinker". The resulting clinker is then finely ground with small amounts of gypsum to produce Portland cement. From the Palawan Project, the Company anticipates developing, constructing and producing 2.5 million metric tonnes of cement per year, eventually producing up to 10 million tonnes per year.

     The Company presently anticipates that initial construction on the Palawan Project will begin in 1999, with programmed start up to begin in 2003. The Company represents the only cement manufacturing company on Palawan Island. The Company anticipates that the Negros Project will consist of a cement producing facility capable of producing 1.5 million tonnes per year of portland cement with expansion capacity to 3 million tonnes per year. The Company is currently accepting bids for an exploratory drilling program by which it hopes to confirm the limestone reserves on the Company's Negros Oriental Province mineral claims in the central islands of the Philippines. The Company anticipates that the cement from both the Negros and Palawan Projects will initially be marketed exclusively in the Philippines with expanded capacity providing cement to foreign markets such as Japan, South Korea, Thailand, Malaysia, Singapore, Taiwan, Vietnam and Indonesia (collectively the "Target Countries").

     The business of the Company will expose it to potential product liability risks that are inherent in the development, manufacturing and marketing of cement products. The Company does not currently require product liability insurance, and, when the Company begins operations which make such insurance necessary, there can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its product is alleged to have resulted in adverse consequences. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. There can be no assurance that the Company will avoid significant product liability exposure. There can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all, that such insurance will be adequate to cover potential product liability claims or that a loss of insurance coverage or the assertion of product liability claims would not materially adversely affect the Company's business, financial condition and results of operations. While the Company has taken, and will continue to take, what it believes are
appropriate  precautions,   there  can  be  no  assurance  that  it  will  avoid
significant liability exposure. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes, however, that such insurance will be available at commercially reasonable rates.

     The strategy of the Company for growth is substantially dependent upon its ability to market and distribute products successfully. Other companies, including those with substantially greater financial, marketing and sales resources, compete with the Company, and have the advantage of marketing existing products with existing production and distribution facilities. There can be no assurance that the Company will be able to market and distribute products on acceptable terms, or at all. Failure of the Company to market its products successfully could have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company's management believes that both the Palawan and the Negros Project can operate cleanly and without pollution in an environmentally sound manner. However, certain environmental consequences associated with mining are unavoidable. The primary environmental damage from the mineral industry occurs during the extraction of the raw materials. The extraction of minerals also requires large amounts of water and energy. The Company believes that with the utilization of modern technology and careful planning it can significantly reduce the environmental impact of the manufacturing of cement. As the Company is not presently manufacturing any products, management of the Company believes the Company will not have any significant material expenditures in the next fiscal year related to the cost of compliance with applicable environmental laws, rules or regulations. The Company believes that it is presently in compliance with all applicable environmental laws, rules and regulations. However, at some time in the future, the Company's operations may involve the controlled use of hazardous materials. As a result, the Company may be subject to various laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. The Company cannot presently estimate the potential costs of complying with the applicable foreign environmental laws.

     Liquidity and Capital Resources. The Company had cash resources of $11,583; accounts receivable of $12,234; and a loan receivable of $85,211 at December 31, 1998. The cash and equivalents constitute the Company's present internal sources of liquidity. Because the Company is not generating any revenues at this time from its operations, the Company's only external source of liquidity is the sale of its capital stock.

The Company is attempting to acquire funding for both the Palawan Project and the Negros Project from German financial institutions with assistance from Marsson Industrial Corporation, which is the Philippine affiliate of
Krupp-Polysins, a German machinery manufacturing, engineering, trading and financial services company.

     Results of Operations. The Company has not yet realized any revenue from operations.

     Manufacturing and Marketing the Company's Products. The Company anticipates that the construction industries in the Target Countries will experience positive growth, ranging from modest growth expected for Japan, to more significant growth anticipated in the lesser developed countries such as Vietnam, Thailand, the Philippines and Indonesia. The central location of both the Palawan and the Negros Projects provide easy access to the Target Countries. Chemical analysis by the Philippine Bureau of Mines and Geosciences, Technical Services Division, indicates that the site of the Palawan Project contains raw material ideally suited for manufacture of Type I Portland cement. The properties are legally surveyed and contain commercial quantities of mineral reserves.

     The Company's present business plan, which is subject to the availability of financing, weather conditions, the political climate in the Philippines, and other factors beyond the Company's control, anticipates the completion of construction of the Palawan Project, including, the cement plant, the installation of electric power, access to transportation, and port facilities (with capacity for future expansion), a quarry and a townsite, to be substantially completed in or before the year 2003. The Company anticipates the completion of the Negros Project, including, the cement plant, the installation of electric power, access to transportation, and port facilities, a quarry and a townsite, to be substantially completed in or before the year 2002. Assuming completion of the two facilities, the Company might be the largest manufacturer of cement in the Philippines and one of the largest cement suppliers in the entire region. Thereafter, the Company will market its product to the Target Countries. The Company's overall operating plan is to market the initial production to the Philippines with expanded capacity providing cement to the various foreign markets.

Item 3. Description of Property

Property held by the Company. As of December 31, 1998, the Company held the following property:

================================================================================

               Property                                     December 31, 1998
               --------                                     -----------------
--------------------------------------------------------------------------------

Cash and equivalents                                            $   11,583
--------------------------------------------------------------------------------

Advance Royalty Payments                                        $  160,813
--------------------------------------------------------------------------------

Project Investments                                             $2,685,687
================================================================================
Property and Equipment (consists of office equipment
and computers, less accumulated depreciation)                   $    6,399
--------------------------------------------------------------------------------

     The Company defines cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     Raghbir Khabra, a director of the Company, owns 2,000,000 shares of the Company's common stock; Laurie Maranda owns 5,000 shares of common stock. Mr. Maranda and the remaining directors and principal executive officers of the Company hold options to purchase shares of the Company's Common Stock at $3.00 per share, as specified on the following table, rounded to the nearest 1/10 of 1%:

     Title of Class          Name and Address                   Amount and                Percent of
                             of Beneficial Owner                Nature of                 Class
                                                                Beneficial Owner

     Options to              H. John Wilson                     500,000                     *2.6%
     Purchase Common         574 Clearwater Way
     Stock at $3.00          Coquitlam, B.C. V3C 5W3

     Options to              A. Leonard Taylor                  500,000                     *2.6%
     Purchase Common         63 Chadwick Road
     Stock at $3.00          R.R.#6, Site 19, C27
                             Gibsons, B.C. V0N 1V0

     Options to              Laurie Maranda                     300,000                     *1.5%
     Purchase Common         #58-5531 Cornwall Dr.     [also owns 5,000 shares of
     Stock at $3.00          Richmond, B.C. V7C 5N7             common stock]

     Options to              R. George Muscroft                 300,000                     *1.5%
     Purchase Common         13339 14A Avenue
     Stock at $3.00          Surrey, B.C. V4A 6H6

     Options to              Rene Cristobal                     200,000                     *1.0%
     Purchase Common         15 Sto. Domingo St.
     Stock at $3.00          Urdaneta Village
                             Makati City, Philippines

     Options to              Dr. Carlos A. Fernandez            200,000                      *1.0%
     Purchase Common         59 Caimito Road
     Stock at $3.00          Mapayapa Village
                             Quezon City, Philippines

     Common Stock            Raghbir Khabra                     2,000,000                    10.3%
                             13911 N.W. 21st Avenue
                             Vancouver, Washington 98685

     Common Stock            All officers and directors         4,005,000                   *20.7%
     If All Options          as a group
     Are Exercised


*Percent of common stock held if all options are exercised.

     Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and principal executive officers of the Company are as specified on the following table:


================================================================================

Name                      Age    Position
--------------------------------------------------------------------------------

Herbert John Wilson       58     President
--------------------------------------------------------------------------------

Arthur Leonard Taylor     69     Chief Financial Officer, Secretary and Director
--------------------------------------------------------------------------------

Laurie Maranda            62     Vice President, Director
--------------------------------------------------------------------------------

Robert George Muscroft    70     Vice President, Director
--------------------------------------------------------------------------------

Rene E. Cristobal         63     Director
--------------------------------------------------------------------------------

Dr. Carlos A. Fernandez   58     Director
--------------------------------------------------------------------------------

Raghbir Kahbra            54     Director
--------------------------------------------------------------------------------


     Herbert John Wilson is the President and the director of the Company. Mr. Wilson graduated from the University of British Columbia in 1962 with a Bachelor of Science degree in Chemistry. Beginning in 1962, Mr. Wilson worked for the Government of Canada Soil Survey Division as an assistant Soil Surveyor and Chemist. In 1963, Mr. Wilson accepted a position with MacMillan Bloedel Ltd., Port Alberni Pulp and Paper Division, as an Industrial Chemist. In 1964, Mr. Wilson enrolled in the graduate studies program at the University of British Columbia where he studied soil science and plant physiology. From 1965 to 1973, Mr. Wilson was employed by Placer Development Ltd., as the Chief Geochemist. In 1973, Mr. Wilson began working for Hallmark Resources Ltd. and Ramm Venture Corporation as Chairperson and Managing Director, respectively. He was also the mine manager for Hallmark's quarry and gold prospect at Bullhead City, Arizona and Cronin Mine at Smithers in British Columbia. Mr. Wilson became President and a director of Ramm Venture Corporation in 1987 and was responsible for acquisition and development of silver, zinc and copper prospects in Houston and British Columbia. Mr. Wilson was the Chief Executive Officer and a director of Fenway Resources Ltd.

     Arthur Leonard Taylor is the Secretary, a Vice President and a director of the Company. In 1952, Mr. Taylor became a Chartered Accountant in the Province of British Columbia with Price Waterhouse. In 1954, he enrolled in the Executive Development Program at the University of British Columbia. From 1952 to 1957, Mr. Taylor worked as a Staff Accountant with Scott Paper Inc. in Philadelphia. He then became the Senior Financial Analyst for MacMillan Bloedel. In 1960, Mr. Taylor became the Vice President of Operations for McDonald's Drive-In Restaurants. From 1963 to 1971, Mr. Taylor was the Executive Vice President and General Manager of Burke's World-Wide Travel Ltd. From 1973 to 1981, he worked for Global Travel Computer Ltd., as Vice President. In 1981, Mr. Taylor accepted a position as a Consultant for Ramm Venture Corporation and Hallmark Resources Inc. In 1983, he became Vice President and Director of Franchising for Marlin Travel in Vancouver, British Columbia. Mr. Taylor was the President of Alliance of Canadian Travel Associations from 1991 to 1992, then became President of the Universal Federation of Travel Agents Association. Mr. Taylor was the Secretary, a Vice President and a director of Fenway Resources Ltd. Mr. Taylor is currently the President of Ramm Venture Corporation.

     Robert George Muscroft is a Vice President and a director of the Company. Mr. Muscroft holds a Bachelor of Science degree in Mining Engineering from the University of Toronto. Mr. Muscroft currently holds professional affiliations with the Association of Professional Engineers in British Columbia, the Association of Professional Engineers in Ontario and the Canadian Institute of Mining and Metallurgy. Mr. Muscroft worked for Steep Rock Iron Mines in 1953 as a Junior Engineer. In 1954, he became the Shift Boss for United Keno Hill Mines in the Yukon Territory. In 1968, he accepted a position as Project Manager of Cerro's Pine Bay Mine in Flin Flon, Manitoba. From there, he became the General Superintendent of Patino's Copper Rand Mine in 1969. From 1970 to 1975, he managed the Manitou Barvue Mines and from 1975 to 1977 he managed Kerr Addison's Agnew Lake Mine. From 1978 to 1979, Mr. Muscroft worked as Project Engineer for Ontario Hydro. From 1979 to 1982, he was the Senior Project Engineer for Placer Development Corporation. In 1982, he accepted a position as the Senior Mining Engineer for the Government of the Northwest Territories. From 1984 to 1995, Mr. Muscroft worked as an Independent Consulting Engineer for Fenway Resources Ltd. He also later assumed a position as a director of that company.

     Laurie G. Maranda is currently Vice President and director of the Company. Mr. Maranda graduated in 1956 from the University of British Columbia with a Bachelor of Applied Science degree. He received a Master of Arts in Science from Stanford University in 1956. Mr. Maranda holds the following professional affiliations: Registered Professional Engineer (British Columbia and the Yukon); member of the American Concrete Institute; member of the American Society of Civil Engineers; member of the Post Tensioned Concrete Institute; member of the Engineering Institute of Canada; past member of the Concrete Code Committee CAN3-A23.3-M77; past Chairperson of the B.C. Consulting Engineers Association; past Chairperson of the A.P.E.B.C. Building Code Committee; past Chairperson of the Richmond Advisory Design Panel; past Board Member of the Association of Consulting Engineers of Canada; past Chairperson of the A.P.E.B.C. Committee on Liability. From 1957 to 1995, Mr. Maranda worked for the Vancouver Consulting Engineering Company of Choukalos Woodburn McKenzie Maranda Ltd. From 1967 to 1995, Mr. Maranda was a Partner with Woodburn McKenzie Maranda Ltd. In 1995, Mr. Maranda retired, but remained as a consultant with his former company. He also began working with Fenway Resources as a consultant.

     Rene E. Cristobal graduated from the University of the East with a Bachelor of Science in Business Administration. He later earned a Master of Arts in Economics at the University of the East Graduate School in 1957. Mr. Cristobal is the current President of Trans-Orient Overseas Contractors, Inc. as well as current President of Manpower Resources of Asia, Inc., and Sealanes Marine Services, Inc. He is the vice president and founder of the Philippine Association of Manpower Agencies. He is also a director of Overseas Contractors Association of the Philippines and a member of the Philippine Association of Service Exporters, Inc. Mr. Cristobal is the Chairman of the Manpower Services Committee of the Philippine Chamber of Commerce and Industry. Mr. Cristobal currently serves as Governor of the Employers' Confederation of the Philippines and vice president of the Employment and Sustainable Development Division. He is the current vice chairman of the Bagong Bayani Foundation, Inc. Mr. Cristobal was honored by the POEA as the "Top Performance Awardee" for 1984, 1985, and 1986 and his name currently resides in that organization's Hall of Fame. Moreover, he was honored by Central Bank as the "Top Foreign Exchange Earner Awardee" in

1984. Mr. Cristobal is also active in the International Labor Organization ("ILO") and non-government organizations in labor migration. As such, he has been not only a participant but also a consultant in the following symposiums sponsored by the ILO: Intercountry Programme on Overseas Employment Administration Training in Manila; Standardization of Job Classification for Overseas Employment; Labour Migration in Bangkok; Return Migration in Pakistan; Employers' Confederation of the Philippines in Geneva; Rehabilitation of Sri Lankan Returnees of the Kuwait War in Sri Lanka; and Association of General Contractors of Finland.

     Carlos A. Fernandez earned a Bachelor of Political Science, History and Government from the Philippine Normal College in 1960 and a Master of Arts in Anthropology and Sociology from Ateneo de Manila in 1967. In 1969, he enrolled in the University of California and graduated in 1969 with a Master of Arts in Social Anthropology. Dr. Fernandez completed his doctoral studies in 1974 in
Social Anthropology. He then received a Master of Science in Rural Policy and Regional Planning from the Institute of Social Studies, The Hague, Netherlands. His fellowships for post graduate work include: Small Holder Agriculture and Food Security, University of Paris, Sorbonne, 1996; Rural Policy of the Year 2000, Land Reform Training Institute, Taiwan 1993; Highland Agricultural Policy and Plans, International Center for Mountain Development, Nepal 1990; Managing Farming Systems Research, University of Florida 1989; Museology, City Museum of Venice (1978); and Mexico Museum of Anthropology, 1986. In addition to the above, Dr. Fernandez has chaired numerous committees on agricultural and development programs including: 1996 Planning Adviser for the Livelihood Components Banati Say Conservation and Rehabilitation Joint Project of 3 Municipalities of Iloilo; 1996 Chairman of the Oversight Committee for the Mt. Apo National Park And Interagency Technical Study and Policy Team of Mt. Apo National Park, organized by the Southern Mindanao Regional Agriculture Program, Davao City (1991-1996); 1996 Planning Adviser to the Sarangani Provincial government Regional Museum for Culture and Natural Heritage, Alabel, Sarangani Province; 1996 Planning and Social Development Specialist Advisor for the Mangrove and Coastal Marine Ecosystem: The Case of Bohol Small Island Ecosystem Project, European Union, Pitogo, Tagbilaran, Bohol; and 1996 Planning Specialist/Advisor to the Mangrove Project Small Islands Ecosystems Project-European Union, Guirnaras. Dr. Fernandez has written papers on Anthropology and Sociology and on Rural and Regional Planning. He has participated in and conducted numerous training and educational programs, mostly in his specialties of agriculture, anthropology and rural planning. Dr. Fernandez has been previously associated with various regional centers and government departments (including an eight year tenure as Undersecretary to the Department of Agriculture). He served in government for 25 years and represented the Philippines as Chief of Mission in the ASEAN, UN-FAO and the Non-Aligned Movement. Over the past year, Dr. Fernandez has taken an active role in assisting both the Company and governmental agencies to provide food, seed, fertilizer and hand tools to the tribes-people in the region of Southern Palawan, particularly in the area where the Palawan Cement Project proponents operate.

     Raghbir Kahbra graduated from Panjab University in Chandigarh, India with a Bachelor of Science in Combined Sciences. He also attended the Control Data Institute in Frankfurt, Germany studying Computer Technology and the West Midland School of Business Studies in Wolverhampton, England, where he studied business. From 1972 to 1974, he worked for A.G. Frankfurt Airport in Frankfurt, Germany as a computer technician. From 1974 to 1978, Mr. Kahbra worked for the National Chemsearch U.K. Ltd., in West Bromwich, England as an analyst and programmer. From 1978 to 1981, he worked for Birmid Qualcast Foundries Ltd., in Smethwick, England as a senior systems analyst. Mr. Kahbra worked for First
Interstate Bank of Oregon in Portland, Oregon from 1981 to 1989 as a project manager. In 1989, Mr. Kahbra became a technical consultant for Security Pacific Automation Company in Seattle, Washington, where he managed and facilitated the design, development and utilization of state-of-the-art business focused software. In 1992 Mr. Kahbra became senior project analyst for Seafirst Bank in Seattle, Washington, where he researched and re-engineered existing business processes and managed new software implementation. Currently, Mr. Kahbra is employed by Standard Insurance Company in Portland, Oregon as a senior project leader. His areas of expertise include Project Management; Analysis and Design, Enterprise Modeling; Methodology Development; and Business Process Re-engineering.

     None of the above listed individuals share any familial relationship. Other than the individuals listed above, there are no significant employees expected by the Company to make a significant contribution to the business of the Company. All directors of the Company serve until the next annual meeting of stockholders. The Company's executive officers are appointed by the Company's Board of Directors and serve at the discretion of the Board of Directors.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

     Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year. The term "Dollars" or the symbol "$" refers to the currency of the United States of America, unless otherwise stated. The symbol "C$" refers to the currency of Canada, in Canadian dollars.


================================================================================
Name of individual or              Capacities in which               Aggregate
Identity of Group               Remuneration was received           Remuneration
--------------------------------------------------------------------------------
Herbert John Wilson             President                          $60,000 (C$)
--------------------------------------------------------------------------------
Arthur Leonard Taylor           Chief Financial Officer            $48,000 (C$)
--------------------------------------------------------------------------------
Laurie Maranda                  Vice President                     $20,000 (C$)
--------------------------------------------------------------------------------
Robert George Muscroft          Vice President                     $20,000 (C$)
================================================================================


Item 7. Certain Relationships and Related Transactions

     Transactions with Promoters. Brockington Securities is the market maker for the Company. Brockington Securities has not received any shares of common stock of the Company for its services provided to the Company.

     Transactions with Related Parties. On August 31, 1998, the Company purchased the assets of Fenway Resources, Ltd., a British Columbia corporation which had redomiciled to Delaware. Thereafter, the Company issued 7,644,067 shares of its common stock for the net assets acquired. It is anticipated that Fenway Resources, Ltd. will wind up and dissolve and those shares of the Company's common stock will be distributed, pro rata, to the shareholders of Fenway Resources, Ltd. Rene Cristobal, Carlos Fernandez, Laurie Maranda, R. George Muscroft, Milton Schlesinger, A. Leonard Taylor, and H. John Wilson were directors of Fenway Resources, Ltd. at the time of the acquisition, with A. Leonard Taylor serving as the Secretary and Chief Financial Officer and H. John Wilson serving as the President and Chief Executive Officer of Fenway Resources, Ltd.

     The option agreement which the Company entered into with Negor RR Cement Corporation, a Philippine corporation, provided for, among other things, payment of $50,000 at the date of signing the agreement and an additional $50,000 payment no later than September 30, 1998, both of which payments were made. Further details of the option agreement are specified in Note 6 to the Company's financial Statements for December 31, 1998, 1997 and 1996 attached hereto as exhibits.

     The Company assumed two consulting agreements with former directors of Fenway Resources Ltd. as follows: a consulting agreement with R. George Muscroft which provides for, among other things, the payment, by the Company to Mr. Muscroft, of $5,000 Canadian dollars, payable quarterly; and a consulting agreement with Laurie Maranda which provides for, among other things, the payment, by the Company to Mr. Maranda, of $5,000 Canadian dollars, payable quarterly.

     The Company has also entered into management contracts with Messrs. Wilson, Taylor, Muscroft and Maranda. Certain provisions of those management contracts may have the effect of discouraging unsolicited takeover proposals.

     The Company loaned $80,000 to Central Palawan Mining & Industrial Corp. ("CPMIC"), Palawan Star Mining Ventures Inc. ("PSMVI") and Pyramid Hill Mining & Industrial Corp. ("PHMIC") on September 6, 1995. This loan bears interest at 7% per annum from the date of signing until repaid in full. The mineral claims of CPMIC, PSMVI, and PHMIC are held by Palcan Mining Corporation ("PMC"), which was incorporated in the Republic of the Philippines on August 13, 1998 and which has several common directors with the Company. Specifically, Herbert John Wilson, President of the Company, is an incorporator and director of PMC. Arthur Leonard Taylor, Chief Financial Officer, Secretary and a director of the Company, is an incorporator and director of PMC. Rene E. Cristobal and Carlos A. Fernandez, directors of the company, are also incorporators and directors of PMC. Rene E. Cristobal and Carlos A. Fernandez each own 10% or more of the issued and outstanding capital stock of PMC.

     Fenway Resources Ltd. subscribed for 398 shares of PMC and paid $398,000 for those shares.

     On April 30, 1997, the prior agreements between the Company (or its predecessors in interest) were significantly amended to provide that CPMIC, PSMVI and PHMIC were to be a "consortium" which would enter into a joint venture with the Company.

     On May 29, 1998, the Company issued 2,000,000 shares of its common stock to
Raghbir  Khabra,   an  officer  and  director  of  the  Company,   for  a  total
consideration of $20,000.

Item 8. Legal Proceedings

     There are no legal actions pending against the Company nor are any such legal actions contemplated.

     Even though Fenway Resources, Ltd. was removed from the register of companies maintained by the British Columbia Registrar of Companies on or about August 10, 1998 (when it was redomiciled in Delaware), on January 27, 1999, the British Columbia Securities Commission issued a Cease Trade Order for failure to file a comparative financial statement for that entity's fiscal year ended August 31, 1998, as required under Section 145 of the Securities Rules, B.C. Reg. 194/97, which Cease Trade Order was revoked on February 2, 1999 because that entity had already filed the required financial statement.

Item 9. Market for Common Equity and Related Stockholder Matters

     The Company participates in the OTC Bulletin Board, an electronic quotation medium for securities traded outside the Nasdaq Stock Market, under the trading symbol "FWIN". The Company's common stock has closed at a low of 1 3/8 and a high of 5 1/8 for the 52-week period ending February 26, 1999 and closed at 4 9/16 on that date. This market is extremely limited and the prices for the Company's common stock quoted by brokers is not necessarily a reliable indication of the value of the Company's common stock.

     As of December 31, 1998, there were 3,450,000 incentive stock options to purchase common stock at $3.00 per share which expire by their own terms on July 4, 2004. As of December 31, 1998, there were 151,901 warrants to purchase common stock at C$5.50 per share outstanding, 45,750 of which expire by their own terms on December 5, 1999; 25,250 of which expire by their own terms on February 25, 2000; 28, 901 of which expire on their own terms on May 29, 2000; 25,000 of which expire on their own terms on June 2, 2000; and 27,000 of which expire on their own terms on June 6, 2000. There were also 2,798 warrants to purchase common stock at $4.00 per share outstanding which expire on their own terms on October 29, 2000.

     As of December 31, 1998, the Company had approximately 140 shareholders. There were additional warrants to purchase common stock at C$4.00 per share outstanding, 1,000,000 of which are exercisable upon receipt of certain production funds (see Note 5 to the Company's financial statements attached as exhibits hereto). As of December 31, 1998, there were 900,000 warrants to purchase common stock at C$2.00 per share outstanding (exercisable upon receipt of certain production funds as specified in Note 5 to the Company's financial statements attached as exhibits hereto) and an additional 900,000 warrants to purchase common stock at C$3.00 per share which by their own terms are exercisable at any time. As of December 31, 1998, there were an additional 4,000,000 warrants to purchase common stock at C$2.00 per share outstanding which by their own terms are exercisable upon receipt of certain production funds (see Note 5 to the Company's financial statements attached as exhibits hereto). Finally, as of December 31, 1998, there were 1,000,000 warrants to purchase common stock at C$5.00 per share outstanding which by their own terms are exercisable at any time.

     On or about February 15, 1999 the Company granted Michael Laidlaw an option to purchase 200,000 shares of the Company's common stock at $4.00 per share, which option expires on February 15, 2000. On or about February 18, 1999, the Company granted Patrick Hinds an option to purchase 100,000 shares of the Company's common stock at $4.00 per share, which option expires on February 18, 2000.

     There have been no cash dividends declared on the Company's common stock in the last two fiscal years. Dividends are declared at the sole discretion of the Company's Board of Directors.

     The Company has been approved for listing with Standard & Poor's Market Access Service, which includes having certain information relating to the Company published in Standard & Poor's Corporation Records and inclusion in the Standard & Poor's Marketscope program, Stock Guide Database and on the Standard & Poor's website.

Item 10. Recent Sales of Unregistered Securities

     There have been sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

     On or about May 27, 1998, the Company sold 9,000,000 shares of its $0.001 par value common stock for $0.01 per share. The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 set forth in Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. The offering price for the shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of shares. The net proceeds to the Company were $90,000.

     On or about October 29, 1998, the Company sold a total of 2,798 shares at $3.00 per share.

Item 11. Description of Securities

     The Company is authorized to issue 100,000,000 shares of common stock, $.001 par value, each share of common stock having equal rights and preferences, including voting privileges. As of December 31, 1998, there were approximately 19,360,955 common shares of the Company's stock issued and outstanding.

     The shares of $.001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The Bylaws of the Company specify how the cash available for distribution, whether occurring from operations or sales or refinancing, is to be shared among the shareholders. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the Directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Item 12. Indemnification of Directors and Officers

     Article Tenth of the Company's Articles of Incorporation provides that no director, officer or agent, to include counsel, of the Company shall be personally liable to the Company or any of its stockholders for monetary damage for any breach or alleged breach of fiduciary or professional duty by such person acting in such capacity. It shall be presumed that in accepting the position as an officer, director, agent or counsel, said individual relied upon and acted in reliance upon the terms and protections provided for by this Article. Notwithstanding the foregoing sentences, a person specifically covered by this Article, shall be liable to the extent provided by applicable law, for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or for the payment of dividends in violation of Nevada Revised Statutes Section 78.300.

     The Company will enter into indemnification agreements with each of its executive officers pursuant to which the Company agrees to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been an officer or director or employee of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

     IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Item 13. Financial Statements

     Copies of the financial  statements  specified in Regulation  228.310 (Item
310) are filed with this Registration Statement, Form 10-SB (see Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15. Financial Statements and Exhibits

(a) Index to Financial Statements.                                          Page

Independent Auditors' Report                                                F-3

Balance Sheets as of December 31, 1998, 1997 and 1996                       F-4

Statement of Operations for the years ended December 31, 1998,
1997 and 1996 and for the period from May 7, 1984 (inception)
to December 31, 1998                                                        F-5

Statement of Changes In Shareholders' Equity
for the period ending December 31, 1998                                     F-6

Statement of Cash Flows for the years ended December 31, 1998,
1997 and 1996 and for the period ending December 31, 1998                   F-8

Notes to Financial Statements                                               F-9

(b)  Index to Exhibits.

     Copies of the following documents are filed with this Registration Statement, Form 10-SB as exhibits:

Index to Exhibits                                              Page
-----------------                                              ----

1    Certificate of Existence of Nevada/Utah Gold Inc.         E-1
     (Charter document)

2    Bylaws of Nevada/Utah Gold Inc.                           E-2 through E-15
     (Instrument defining the rights of
     Security holders)

3    Articles of Incorporation of                              E-16 through E-21
     Nevada/Utah Gold Inc. (Charter document)

4    Certificate of Amendment to the                           E-22 through E-23
     Articles of Incorporation of
     Nevada/Utah Gold Inc. authorizing
     the name change (Charter document)

5    Certificate of Amendment to the                           E-24 through E-27
     Articles of Incorporation of
     Fenway International Inc.

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on March 5, 1999.

                                             Fenway International Inc.,
                                             a Nevada corporation

                                             By:  /s/ Herbert John Wilson
                                                  ------------------------------
                                             Its: President

                            FENWAY INTERNATIONAL INC.
                         KNOWN AS NEVADA-UTAH GOLD, INC.
                                IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 and 1996

                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITORS' REPORT ..........................................    1

FINANCIAL STATEMENTS

       Balance Sheets .................................................    2

       Statements of Operations .......................................    3

       Statement of Changes in Stockholders' Equity ...................  4 - 5

       Statements of Cash Flows .......................................  6 - 7

       Notes to Financial Statements ..................................  8 - 23

[LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Fenway International Inc.
(Known as Nevada-Utah Gold, Inc. in 1997 and 1996)
Newport Beach, California

We have audited the accompanying balance sheet of Fenway International Inc. (a Nevada Corporation) as of December 31, 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

The comparative financial statements of Nevada-Utah Gold, Inc. as of December 31, 1997 and 1996 and for the period from May 7, 1984 (date of incorporation) to December 31, 1997, were audited by other auditors whose report dated April 8, 1998, expressed an unqualified opinion on those statements. In addition, the auditors stated that in their opinion, the company had been in the development stage since its inception and had suffered recurring losses from operations, which raised substantial doubts about its ability to continue as a going concern. The financial statements as of December 31, 1997 and 1996 and for the period from May 7, 1984 to December 31, 1997 did not include any adjustments that might result from the outcome of this uncertainty.

The information contained in footnotes 4, 5, 7, and 14 were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the details of these footnotes is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects the financial position of Fenway International Inc. as of December 31, 1998 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

The Company is developing mining properties in the Republic of the Philippines. In is imperative that additional capital is received in order to develop the projects.


/s/ Moffitt & Company, P.C.
Moffitt & Company, P.C.
February 23, 1999

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                        DECEMBER 31, 1998, 1997 and 1996


                                     ASSETS

                                                                                   December 31,
                                                                    -----------------------------------------
                                                                        1998           1997           1996
                                                                    -----------    -----------    -----------
Cash                                                                $    11,583    $         0    $         0
Accounts receivable                                                      12,234              0              0
Advance royalty payments (Note 5)                                       160,813              0              0
Prepaid expenses                                                          3,633              0              0
Investment in Palcan Mining and Cement Corporations (Note 4)             23,558              0              0
Investments in projects in The Republic of the Philippines
   (Notes 4, 5 and 6)                                                 2,685,687              0              0
Loan receivable (Note 7)                                                 85,211              0              0
Property and equipment (Note 8)                                           6,399              0              0
Deferred tax assets (Notes 1 and 9)                                           0              0              0
                                                                    -----------    -----------    -----------

            TOTAL ASSETS                                            $ 2,989,118    $         0    $         0
                                                                    ===========    ===========    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
       Accounts payable
          Trade                                                     $    73,850    $         0    $         0
         Related parties                                                 48,789              0              0
       Accrued liabilities                                                6,715              0              0
       Short term notes payable (Note 11)                               127,808              0              0
       Advances on stock subscriptions (Note 12)                         23,900              0              0
                                                                    -----------    -----------    -----------

             TOTAL LIABILITIES                                          281,062              0              0
                                                                    -----------    -----------    -----------

STOCKHOLDERS'  EQUITY  (NOTES 1, 12 , 13,  14 and 15)
       Common  stock,  par value $0.001 per share
            Authorized 100,000,000 shares
            Issued and outstanding
               1998 - 19,360,955 shares                                  19,361
               1997 and 1996 - 714,090 shares                                              714            714
       Paid in capital in excess of par value of stock                3,096,079         36,310         32,710
       Deficit accumulated during development stage                    (407,384)       (37,024)       (33,424)
                                                                    -----------    -----------    -----------

            TOTAL STOCKHOLDERS' EQUITY                                2,708,056              0              0
                                                                    -----------    -----------    -----------

            TOTAL LIABILITIES AND STOCKHOLDERS'
              EQUITY                                                $ 2,989,118    $         0    $         0
                                                                    ===========    ===========    ===========


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
            FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 AND
             FOR THE PERIOD FROM MAY 7, 1984 (DATE OF INCEPTION) TO
                                DECEMBER 31, 1998


                                                                                      May 7, 1984
                                                                                        (Date of
                                              Years ended December 31,                 Inception)
                                   ---------------------------------------------       to December
                                       1998             1997             1996           31, 1998
                                   -----------      -----------      -----------      -----------
REVENUE                            $         0      $         0      $         0      $         0

DEVELOPMENT COSTS                     (370,360)           1,300            3,600          407,384
                                   -----------      -----------      -----------      -----------

NET (LOSS)                         $  (370,360)     $    (1,300)     $    (3,600)     $  (407,384)
                                   ===========      ===========      ===========      ===========

NET LOSS PER COMMON SHARE
   (NOTE 1)

       Basic                       $     0.038      $     0.002      $     0.005           --

       Diluted                     $     0.038            0.002            0.005           --

AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING

       Basic                         9,679,246          714,090          714,090           --

       Diluted                       9,679,246          714,090          714,090           --


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE PERIOD FROM MAY 7, 1984 (DATE OF INCEPTION) TO
                                DECEMBER 31, 1998


                                                                                Paid In       Accumulated
                                                                               Capital in       Deficit
                                                      Common stock             Excess of      During the
                                                 -----------------------       Par Value      Development
                                                  Shares         Amount         of Stock         Stage
                                                 --------       --------      -----------     -----------

BALANCE, MAY 7, 1984
   (DATE OF INCEPTION)                                  0       $      0       $      0       $      0

      Issuance of common stock for
         mineral lease (unknown value)
         and expenses at $.005 -
         May 7, 1984                              600,000            600          2,400              0
      Issuance of common stock for
         cash at $.267 - May 7, 1984                8,610              9          2,287              0
      Net loss for the period ended
         December 31, 1984                              0              0              0         (5,296)
      Issuance of common stock for
         services at $.267 -
         February 3, 1985                           9,000              9          2,391              0
      Issuance of common stock for
         cash at $.267 - February 3, 1985          96,480             96         25,632              0
      Net loss for the year ended
         December 31, 1985                              0              0              0        (28,128)
                                                 --------       --------       --------        --------

BALANCE, DECEMBER 31, 1985                        714,090            714         32,710        (33,424)
                                                 --------       --------       --------        --------

BALANCE, DECEMBER 31, 1996                        714,090            714         32,710        (33,424)

      Contribution to capital -
         expenses - 1997                                0              0          3,600              0
      Net loss for the year ended
         December 31, 1997                              0              0              0         (3,600)
                                                 --------       --------       --------        --------

BALANCE, DECEMBER 31, 1997                        714,090       $    714       $ 36,310        $(37,024)


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY( CONTINUED)
             FOR THE PERIOD FROM MAY 7, 1984 (DATE OF INCEPTION) TO
                                DECEMBER 31, 1998


                                                                              Paid In       Accumulated
                                                                             Capital in       Deficit
                                                   Common stock              Excess of      During the
                                            --------------------------       Par Value      Development
                                              Shares          Amount          of Stock         Stage
                                            ----------      ----------       ----------     -----------

        Contribution to capital -
           expenses - 1998                           0      $        0      $    1,300      $        0
        Issuance of common stock
           for cash
           $.01 - May 29, 1998               2,000,000           2,000          18,000               0
           $.01 - June 9, 1998               9,000,000           9,000          81,000               0
        Issuance of common stock for
           net assets of Fenway
           Resources Ltd - $.387 -
           August 31, 1998                   7,644,067           7,644       2,950,988               0
        Issuance of common stock
           for cash
           $3.00 - October 29, 1998              2,128               2           6,450               0
           $3.00 - October 29, 1998                670               1           2,031               0
        Net loss for the year
           ended December 31, 1998                   0               0               0        (370,360)
                                            ----------      ----------      ----------      ----------

BALANCE, DECEMBER 31, 1998                  19,360,955      $   19,361      $3,096,079      $ ( 407,384)
                                            ==========      ==========      ==========      ===========


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
             FOR THE YEAR ENDED DECEMBER 31, 1998, 1997 AND 1996 AND
             FOR THE PERIOD FROM MAY 7, 1984 (DATE OF INCEPTION) TO
                                DECEMBER 31, 1998


                                                                 Years Ended December 31,
                                                                -------------------------
                                                                   1998           1997
                                                                ---------       ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
       Net (loss)                                               $(370,360)      $  (3,600)
       Adjustments to reconcile net (loss)
          to net cash (used) by operating activities
             Depreciation                                             587               0
             Contributions to capital and stock issued for
                expenses and services                                   0           3,600
       Increases (decreases) in:
          Cash-held in lawyer's trust account                     118,578               0
          Interest receivable                                      (1,867)              0
          Accounts receivable and prepaid expenses                  2,444               0
          Accounts payable                                         63,985               0
          Accrued liabilities                                       6,715               0
                                                                ---------       ---------

          NET CASH (USED) BY OPERATING
             ACTIVITIES                                          (179,918)              0
                                                                ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Investment in Palcan Mining and Cement Corporations        (23,558)              0
                                                                ---------       ---------

          NET CASH (USED) BY INVESTING
             ACTIVITIES                                           (23,558)              0
                                                                ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
       Proceeds from issuance of common stock                     158,901               0
       Proceeds from issuance of short term notes                  32,258               0
       Advances on stock subscriptions                             23,900               0
                                                                ---------       ---------

          NET CASH PROVIDED BY FINANCING
             ACTIVITIES                                           215,059               0
                                                                ---------       ---------

NET INCREASE IN CASH                                               11,583               0

CASH AT BEGINNING OF PERIOD                                             0               0
                                                                ---------       ---------

CASH AT END OF PERIOD                                           $  11,583       $       0
                                                                =========       =========


            See Accompanying Notes and Independent Auditors' Report.

                                                   May 4, 1984
                                                    (Date of
                                                    Inception)
                   Year Ended December 31,       to December 31,
                            1996                       1998
                   -----------------------       ---------------

                          $       0                $(407,384)


                                  0                      587

                                  0                    9,000

                                  0                  118,578
                                  0                   (1,867)
                                  0                    2,444
                                  0                   63,985
                                  0                    6,715
                          ---------                ---------


                                  0                 (207,942)
                          ---------                ---------


                                  0                  (23,558)
                          ---------                ---------


                                  0                  (23,558)
                          ---------                ---------


                                  0                  186,925
                                  0                   32,258
                                  0                   23,900
                          ---------                ---------


                                  0                  243,083
                          ---------                ---------

                                  0                   11,583

                                  0                        0
                          ---------                ---------

                          $       0                $  11,583
                          =========                =========

            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                      STATEMENTS OF CASH FLOWS (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 AND
             FOR THE PERIOD FROM MAY 7, 1984 (DATE OF INCEPTION) TO
                                DECEMBER 31, 1998


                                                                                   Years Ended December 31,
                                                                                   ------------------------
                                                                                      1998         1997
                                                                                   ----------   -----------

SCHEDULE OF NON CASH INVESTING AND
   FINANCING ACTIVITIES

       Issuance of 400,000 shares of common stock for mineral lease (unknown value) and expenses - 1984

       Issuance of 9,000 shares of common stock for services - 1985

       Contribution to capital - expenses - 1997                                                $    3,600
                                                                                                ----------

       Contribution to capital - expenses - 1998                                   $    1,300
                                                                                   ----------

       Issuance of 7,644,067 shares of stock - August 31, 1998                     $2,918,215
                                                                                   ----------

SUPPLEMENTAL DISCLOSURE OF
   CASH FLOW INFORMATION

       Interest paid                                                               $        0   $        0
                                                                                   ==========   ==========

       Taxes paid                                                                  $        0   $        0
                                                                                   ==========   ==========

                                              May 4, 1984
                                               (Date of
                                               Inception)
             Year Ended December 31,        to December 31,
                      1996                       1998
             -----------------------        ---------------


                                             $     3,000
                                             -----------


                                             $     2,400
                                             -----------

                                             $     3,600
                                             -----------

                                             $     1,300
                                             -----------

                                             $ 2,918,215
                                             -----------




                  $         0                $         0
                  ===========                ===========

                  $         0                $         0
                  ===========                ===========


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

          Organization and Nature of Business

          The Company was incorporated under the laws of the State of Nevada on May 7, 1984 for the primary purpose of developing mineral properties. During 1985, the Company abandoned its remaining assets and settled its liabilities and was inactive until 1998. In 1998, the Company became active again by acquiring mineral properties in the Republic of the Philippines. (See notes 4, 5 and 6).

          Name Change

          On September 2, 1998, the Company changed its name from Nevada-Utah Gold, Inc. to Fenway International Inc.

          Authorized Common Stock

          On May 7, 1984, the Company was incorporated with authorized common stock of 25,000 shares with a par value of $1.00. On July 10, 1997, the authorized common stock was increased to 100,000,000 shares with a change in par value to $0.001.

          On July 26, 1997, the Company completed a forward stock split of its outstanding common stock of one share for thirty shares. The financial statements have been prepared showing after stock split shares with a par value of $0.001 from its inception.

          Accounting Estimates

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

          Cash Equivalents

          For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

          Income Taxes

          Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

          Compensated Absences

          Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

          Net Loss Per Share

          Net loss per common share is computed by dividing net loss by the weighted average number of shares outstanding during the period.

          Disclosure About Fair Value of Financial Instruments

          The company has financial instruments, none of which are held for trading purposes. The company estimates that the fair value of all financial instruments at December 31, 1998 as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the company using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the company could realize in a current market exchange.

NOTE 2    DEVELOPMENT STAGE OPERATIONS

          As of December 31, 1998, the Company was in the development stage of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage Company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities

            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 2    DEVELOPMENT STAGE OPERATIONS (CONTINUED)

          have not commenced, or have commenced and have not yet produced significant revenue.

          FAS-7 requires that all development costs be expensed during the development period. The Company expensed $370,360 of development costs for the year ended December 31, 1998 and $407,384 from May 7, 1984 (date of inception) to December 31, 1998.

NOTE 3    PURCHASE OF NET ASSETS OF FENWAY RESOURCES LTD.

          On August 31, 1998, the Company purchased the business which includes all of the assets, less liabilities of Fenway Resources Ltd. The Company is accounting for this acquisition under the purchase method of accounting.

          Business combinations accounted for by the purchase method are recorded at cost. Cost is determined as the fair value of the net assets acquired or as the fair value of the consideration given, whichever is more objectively determinable.

          In accordance with generally accepted accounting principles, management allocated the cost of the shares issued based upon the fair market value of the assets acquired. The fair market value of the assets was determined by obtaining an independent appraisal of the assets.

          Fenway International Inc. issued 7,644,067 shares of its common stock for the net assets acquired and valued the stock at $2,958,632.

          The following is a summary of the net assets purchased and the common stock issued:

                                                     United
                                                     States           Canadian
                                                     Dollars          Dollars
                                                   -----------      -----------

Cash                                               $    40,417      $    63,449
Cash-held in lawyer's trust account                    118,578          186,151
Accounts receivable                                      5,097            8,001
Advance royalty payments                               160,813          252,453
Prepaid expenses                                        11,914           18,704
Investments in projects in Palawan,
   Philippines                                       2,685,687        4,216,149
Loan receivable                                         83,344          130,838
Property and equipment                                   6,986           10,967
Accounts payable                                       (58,654)         (92,078)
Short term loan                                        (95,550)        (150,000)
                                                   -----------      -----------

Cost of acquired net assets purchased              $ 2,958,632      $ 4,644,634
                                                   ===========      ===========

            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 3    PURCHASE OF NET ASSETS OF FENWAY RESOURCES LTD. (CONTINUED)

          In  addition  to the net assets  acquired,  the  Company  assumed  the
          following   obligations   which  are  detailed  in  the   accompanying
          footnotes:

                    Assumed Obligations                    Footnote Number
                    -------------------                    ---------------

              Consulting agreements                              16
              Incentive stock options and
                 warrants                                        14
              Stock options and warrants to
                 Consortium members                               5
              All liabilities of the company
                 whether known or unknown,
                 contingent or absolute                           2

NOTE 4    INVESTMENT IN PALCAN MINING AND CEMENT CORPORATIONS

          Palcan Mining Corporation

          A.   Incorporation

               Palcan Mining Corporation was incorporated in the Republic of the Philippines on August 13, 1998 under Republic of the Philippines Sec Reg No. A199811014. The term for which the corporation is to exist is fifty years from and after the date of issuance of the certificate of incorporation.

          B.   Incorporators and directors

               Names and nationalities of the incorporators and directors are as follows:

                           Name                              Nationality
                           ----                              -----------

                  Rene E. Cristobal                           Filipino
                  Carlos A. Fernandez                         Filipino
                  Dativa C. Dimaano-Sangalang                 Filipino
                  Arthur Leonard Taylor                       Canadian
                  Herbert John Wilson                         Canadian


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 4    INVESTMENT IN PALCAN MINING AND CEMENT CORPORATIONS (CONTINUED)

          C.   Authorized capital

               The authorized capital stock of the corporation is one million pesos in lawful money of the Republic of the Philippines, divided into one thousand shares with the par value of one thousand pesos per share.

          D.   Subscribers and issued capital

               25% of the authorized capital stock has been subscribed and at least 25% of the total subscription has been paid as follows:

                                   Number of
                                     Shares           Amount           Amount
                  Name             Subscribed       Subscribed          Paid
              ------------        ------------     -------------    ------------

          Rene E. Cristobal                200     p     200,000    p     50,000
          Carlos A. Fernandez              150           150,000          37,500
          Dativa C. Dimaano-
             Sangalang                     250           250,000          62,500
          Arthur Leonard Taylor              1             1,000           1,000
          Herbert John Wilson                1             1,000           1,000
          Fenway Resources Ltd.            398           398,000         398,000
                                  ------------     -------------    ------------
                                         1,000     p   1,000,000    p    550,000
                                  ============     =============    ============

          E. The primary purpose of this corporation is to hold the mineral claims of Central Palawan Mining and Ind. Corp. ("CPMIC"),
               Palawan Star Mining Ventures, Inc. ("PSMVI") and Pyramid Hill Mining & Ind. Corp. ("PHMIC"), their respective MPSA's, ECC's and quarry shale and limestone and any other commercial minerals found on the property and to buy, sell, on whole basis only, exchange or otherwise produce and deal in all kinds of minerals and in their products and by-products of every kind and description and by whatsoever process; to purchase, lease, option, locate or otherwise acquire, own, exchange, sell, assign or contract out the property and the operation of the property, or otherwise dispose of, pledge, mortgage, deed in trust, hypothecate and deal in mining claims, land related to production from the mining claims, timber lands, water, and water rights and other property, both real and personal.



            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 4    INVESTMENT IN PALCAN MINING AND CEMENT CORPORATIONS (CONTINUED)

          Palcan Cement Corporation

          A. Palcan Cement Corporation was incorporated in the Republic of the Philippines on August 12, 1998 under Philippines Sec Reg No. A199811013. The Company has a fiscal year end of December 31.

          B.   Incorporators and directors

               Names and nationalities of the incorporators and directors are as follows:

                          Name                              Nationality
                  ---------------------------               -----------
                  Rene E. Cristobal                          Filipino
                  Carlos A. Fernandez                        Filipino
                  Dativa C. Dimaano-Sangalang                Filipino
                  Arthur Leonard Taylor                      Canadian
                  Herbert John Wilson                        Canadian

          C.   Authorized capital

               The authorized capital stock of the corporation is five million pesos in lawful money of the Republic of the Philippines, divided into five thousand shares with the par value of one thousand pesos per share.

          D.   Subscribers and issued capital

               The subscribers to the capital stock and the amounts paid-in to their subscriptions are as follows

                                          Number of
                                            Shares              Amount             Amount
                   Name                   Subscribed          Subscribed            Paid
          ---------------------         --------------      --------------     --------------
          Rene E. Cristobal                        170      p     170,000      p     42,500
          Carlos A. Fernandez                      150            150,000            37,500
          Dativa C. Dimaano-
             Sangalang                             180            180,000            45,000
          Laurie G. Maranda                          1              1,000             1,000
          Robert George Muscroft                     1              1,000             1,000
          Arthur Leonard Taylor                      1              1,000             1,000
          Herbert John Wilson                        1              1,000             1,000
          Fenway Resources Ltd.                  4,496          4,496,000         4,496,000
                                        --------------      -------------      ------------
                                                 5,000      p   5,000,000      p  4,625,000
                                        ==============      =============      ============

            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 4    INVESTMENT IN PALCAN MINING AND CEMENT CORPORATIONS (CONTINUED)

          E.   Foreign Investments Act of 1991

               The Company has applied to do business under the Foreign Investments Act of 1991, as amended by RA8179, with 90% foreign equity, with the intention to operate an export enterprise with the primary purpose of cement manufacturing.

NOTE 5    INVESTMENT IN THE REPUBLIC OF PHILIPPINES - CONSORTIUM AGREEMENT

          Consortium Agreement

          By letter amendment agreement dated April 30, 1997, all prior agreements between Fenway and Central Palawan Mining and Industrial Corporation ("CPMIC"), Palawan Star Mining Ventures Inc. ("Palawan Star") and Pyramid Hill Mining and Industrial Corp. ("Pyramid Hill"), were amended in accordance with the terms and amendments below:

          A.   Reference and Interpretation

               CPMIC, Palawan Star and Pyramid Hill shall be collectively referred to as the "Consortium".

          B.   Joint Venture Mining Company ("JVMC")

               I.   A Joint Venture Mining Company shall be established.

               II. Neither the Consortium nor each member of the Consortium shall have any equity interest in the JVMC and each member assigns and waives all right to own and subscribe to the shares of the JVMC.

               III. 10%  of net  profits  of  the  JVMC  shall  be  paid  to the
                    Consortium as consideration for the transfer of their respective interests in each of the properties, including the mining claims, the MPSA and the ECC.

               IV. Royalty payments applicable to raw material quarried or mined from property belonging individually to CPMIC, Palawan Star and Pyramid Hill will be waived and surrendered by each member of the Consortium in favor of the Consortium.


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 5 INVESTMENT IN THE REPUBLIC OF PHILIPPINES - CONSORTIUM AGREEMENT (CONTINUED)

               V. The properties, consisting of mining claims, the MPSA, and the ECC and all rights, title and interest thereto shall be transferred by each member of the Consortium to the JVMC.

          C.   Advances in Relation to the Joint Venture Mining Company

               I. In consideration of the amendments in the letter amendment agreement, Fenway shall, upon signing, pay the Consortium US$100,000 as an advance maintenance payment which shall be deducted from the royalties payable to the Consortium.

               II. JVMC is to advance US$100,000 to each member of the Consortium per year payable prorata in quarterly payments as advance royalty payments to be deducted from the royalties of $0.35 per ton of raw material used in the manufacture of cement from the properties. Advance royalty payments shall cease upon commencement of commercial production of any one of the properties of the Consortium.

          D.   Joint Venture Cement Manufacturing Company ("JVCC")

               A joint venture cement  manufacturing  company will be formed for
               the   development   of  the  Palawan   Cement   Project  for  the
               manufacturing of cement and related cement products.

          E.   Interest in Net Profit of JVCC

               10% interest in the net profit of the JVCC are to go to the Consortium out of the interest of Fenway in the JVCC.

          F.   Conditions Precedent to this Agreement

               Receipt of an Environmental Compliance Certificate ("ECC") and a Mineral Production Sharing Agreement ("MPSA") shall be conditions precedent to the establishment of JVMC and JVCC, and accordingly the production funding deadline of June 30, 1997 will be extended and the right to purchase 10% of Fenway's interest is waived.


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 5 INVESTMENT IN THE REPUBLIC OF PHILIPPINES - CONSORTIUM AGREEMENT (CONTINUED)

          G.   Share Options and Warrants

               I. The Consortium members will have options to purchase Fenway shares, subject to regulatory approvals, as follows:

                              CPMIC                    PALAWAN STAR             PYRAMID HILL
                    ----------------------------       ------------             ------------
                    Nine hundred Thousand Shares       1 million shares         4 million shares
                    @ CAN $2.00/sh                     @ CAN  $4.00/sh@         CAN $2.00/sh
                    With 1:1 warrant                   1 million shares
                    @ CAN $3.00/sh                     @ CAN  $5.00/sh
                    exercisable at any time            exercisable at any time

               II. The common conditions governing both Stock Options and Warrants in G(I), above, are as follows.

                    a. The timing of the release of the shares is subject to the release of the senior financing or funding;

                    b.   They  are   exercisable   only  upon   receipt  of  the
                         Production Funds;

                    c. The terms and payment are to be determined in a separate agreement to be entered into between and among Fenway and the individual members of the Consortium.

               III. Subject  to  the   approval  by  the   relevant   Securities
                    Regulatory Authorities, it is expressly understood that the stock options and warrants referred to above may not be exercised by the Consortium until such time as Fenway has received the Acceptable Funding Commitment, provided however, that Fenway may issue at any time all or a portion of the warrants and Consortium may exercise at any time the warrants in the event the issued and outstanding share capital of Fenway is increased in order to facilitate and/or meet the financing requirements to undertake the Palawan Cement Project.


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 6 INVESTMENT IN THE REPUBLIC OF PHILIPPINES - OPTION AGREEMENT - NEGOR RR CEMENT PROJECT

          On July 16, 1998, the Company entered into an option agreement with Negor RR Cement Corporation, a Philippine corporation, for the purpose of forming and operating a mining and cement manufacturing company.

          The following are the details of the option agreement:

          A. For a period of four (4) years following the date of acceptance by the Company of a commercial feasibility study and report for the Project, which study and report are sufficient to enable the Company to obtain any and all funds necessary or appropriate to finance the development and operation of the Project, that number of shares of the Company's $.001 par value common stock equal to the lesser of (a) two million (2,000,000) such shares, or (b) equal to ten percent (10%) of the then issued and outstanding shares of that common stock, at a purchase price of Five United States Dollars ($5.00) per share.

          B. The Manufacturing Company shall prepare, sign and deliver to Negor any and all documents and other instruments necessary or appropriate to vest in Negor a free, carried ownership interest in the manufacturing Company equal to ten percent (10%). As a result of such ownership interest, Negor shall be entitled to have allocated to it ten percent (10%) of the net profits, losses and credits of the manufacturing company.

          C. The Manufacturing Company shall prepare, sign and deliver, to the Company any and all documents and other instruments necessary or appropriate to vest in the Company an ownership interest in the manufacturing Company equal to ninety percent (90%). As a result of such ownership interest, the Company shall be entitled to have allocated to it ninety percent (90%) of the net profits, losses and credits of the manufacturing company.

          D. The Mining Company shall prepare, sign and deliver to Negor any and all documents and other instruments necessary or appropriate to vest in Negor an ownership interest in the mining Company equal to forty percent (40%). As a result of such ownership interest, Negor shall be entitled to have allocated to it forty percent (40%) of the net profits, losses and credits of the mining company.

          E. The Mining Company shall prepare, sign and deliver to the Company any and all documents and other instruments necessary or appropriate to vest in the Company an ownership interest in the mining company equal to forty percent (40%). As a result

            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 6 INVESTMENT IN THE REPUBLIC OF PHILIPPINES - OPTION AGREEMENT - NEGOR RR CEMENT PROJECT (CONTINUED)

          of such ownership interest, the Company shall be entitled to have allocated to it forty percent (40%) of the net profits, losses and credits of the mining company.

          F. The Mining Company shall prepare, sign and deliver to one or more third party investors any and all documents and other instruments necessary or appropriate to vest collectively in those third party investors an ownership interest in the mining company equal to twenty percent (20%). As a result of such ownership interest, those third party investors shall be entitled to have allocated to it twenty percent (20%) of the net profits, losses and credits of the mining company.

          G. Payment obligations $50,000 at date of signing of the agreement $50,000 no later than September 30, 1998 (Both payments were made)

               At such time as all feasibility studies and similar studies and reports are completed which are necessary or appropriate for the construction and operation of the manufacturing facilities and which will be required prior to the receipt of the funds required to finance construction of the manufacturing facilities, which funds may be contributions to capital and proceeds from one or more borrowing transactions, or either of them, the manufacturing company shall pay to Negor One Million United States Dollars ($1,000,000.00). In connection with any and all such borrowing transactions, the acquired claims may be utilized as collateral or otherwise be pledged to enhance the credit of the borrower.

NOTE 7    LOAN RECEIVABLE

          The Company loaned $80,000 to Central Palawan Mining & Industrial Corp., Palawan Star Mining Ventures Inc. and Pyramid Hill Mining & Industrial Corp. on September 6, 1995. This loan bears interest at 7% per annum from date of signing until repaid in full.

NOTE 8    PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of respective assets, are expensed. At the time property and equipment are


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 8    PROPERTY AND EQUIPMENT (CONTINUED)

          retired or otherwise disposed of, the assets and related depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

          The Company depreciates its property and equipment for financial reporting purposes using the accelerated methods based upon an estimated useful life of five years.

          The components of the property and equipment are as follows:

                 Office equipment                         $        6,189
                 Computers                                         5,360
                                                          --------------

                     Total cost                                   11,549

                 Less accumulated depreciation                     5,150

                     Total property and equipment         $        6,399
                                                          ==============

NOTE 9    DEFERRED TAX ASSETS

          Deferred tax assets arise from the net operating loss carryforwards

            Total deferred tax asset                      $      102,000
            Less valuation allowance                             102,000
                                                          --------------

                 Net deferred tax asset                   $            0
                                                          ==============

NOTE 10   NET OPERATING LOSS CARRYFORWARD

          The Company has the following net operating loss carryforwards:

                  Tax Year                  Amount            Expiration date
              -----------------         ------------         -----------------

              December 31, 1984         $      5,296         December 31, 1999
              December 31, 1985               28,128         December 31, 2000
              December 31, 1987                3,600         December 31, 2001
              December 31, 1998              370,360         December 31, 2018
                                        ------------
                                        $    407,384
                                        ============

            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 11   SHORT TERM NOTES PAYABLE

          The Company has two short term loans as follows:

             A.  Unsecured, 12% note dated June 3, 1998 for
                 $150,000 Canadian dollars.  There is no due
                 date on the note.                                   $    95,856

             B.  Unsecured, no interest note dated September 28,
                 1998 for $50,000 Canadian dollars.  There is no
                 due date on the note.                                    31,952

                                                                     $   127,808
                                                                      ==========

NOTE 12   ADVANCES ON STOCK SUBSCRIPTIONS

          On September 2, 1998, the Company entered into an agreement to issue 500,000 shares of common stock to G.I. Joe Ltd., a United Kingdom Corporation, for $0.25 per share or $125,000. As of December 31, 1998, the Company received $23,900 on the stock subscription. The balance of the funds were paid on January 15, 1999.

NOTE 13   PRIVATE PLACEMENT OF COMMON STOCK

          On May 27, 1998, the Company sold 9,000,000 shares of its $0.001 par value common stock for $0.01 per share. The shares were issued pursuant to the provisions of Rule 504 of Regulation D promulgated by the Securities and Exchange Commission.

          The net proceeds to the Company were $90,000.


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 14   STOCK OPTIONS AND WARRANTS OUTSTANDING

          A. The Company has incentive stock options outstanding at December 31, 1998 as follows:

                                            Number of           Exercise             Expiration
                  Name of Optionee           Shares               Price                 Date
               ----------------------    --------------     -----------------     -----------------
               Milton M. Schlesinger         200,000            US $3.00            July 4, 2004
               Steven Sobolewski             250,000            US $3.00            July 4, 2004
               H. John Wilson                500,000            US $3.00            July 4, 2004
               A. Leonard Taylor             500,000            US $3.00            July 4, 2004
               Laurie G. Maranda             300,000            US $3.00            July 4, 2004
               R. George Muscroft            300,000            US $3.00            July 4, 2004
               Willi Magill                  200,000            US $3.00            July 4, 2004
               Detty Sangalang               200,000            US $3.00            July 4, 2004
               Rene E. Cristobal             200,000            US $3.00            July 4, 2004
               Carlos Fernandez              200,000            US $3.00            July 4, 2004
               Robert Shoofey                200,000            US $3.00            July 4, 2004
               Daniel Maarsman               200,000            US $3.00            July 4, 2004
               Edward Cardozo                200,000            US $3.00            July 4, 2004
                                         --------------
                                           3,450,000
                                         ==============

          In addition there are options outstanding applicable to investment in Projects in Palawan, Philippine (see note 5).

          B.   Warrants outstanding as of December 31, 1998

                      45,750    Shares at a price of Canadian $5.50 per share
                                if exercised on or before December 5, 1999
                      25,250    Shares at a price of Canadian $5.50 per share
                                if exercised on or before February 25, 2000
                      28,901    Shares at a price of Canadian $5.50 per share
                                if exercised on or before May 29, 2000
                      25,000    Shares at a price of Canadian $5.50 per share
                                if exercised on or before June 2, 2000
                      27,000    Shares at a price of Canadian $5.50 per share
                                if exercised on or before June 6, 2000
                       2,128 Shares at a price of United States $4.00 per share if exercised on or before October 29, 2000
                         670 Shares at a price of United States $4.00 per share if exercised on or before October 29, 2000
                  ----------
                     154,699
                  ==========


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 15   ISSUANCE OF 2,000,000 SHARES

          On May 29, 1998, the Company issued 2,000,000 shares of common stock to an officer and director of the Company for a total consideration of $20,000.

NOTE 16   CONSULTING AGREEMENT WITH RELATED PARTIES

          The Company assumed two consulting agreements with former directors of Fenway Resources Ltd as follows:

                R. George Muscroft - $5,000 Canadian dollars payable quarterly Laurie Maranda - $5,000 Canadian dollars payable quarterly

NOTE 17   OPERATING LEASES

          The Company is leasing office facilities in Vancouver, British Columbia, Canada and Manila, Philippines as follows:

          Vancouver
               5 year lease expiring February 28, 2001 Monthly rental of $308 plus occupancy costs
          Manila
               5 year lease expiring April 30, 2002 Monthly rental of $1,754 plus occupancy costs
          Future minimum lease payments are as follows:

                         December 31, 1999              $     24,744
                         December 31, 2000                    24,744
                         December 31, 2001                    23,204
                         December 31, 2002                     7,538
                                                        ------------
                                                        $     80,230
                                                        ============

          Rent expense for the year ended December 31, 1998 was $11,805.

NOTE 18   CONTINGENCIES

          As explained in footnote number 3, the Company purchased all of the assets of Fenway Resources Ltd. Fenway Resources Ltd. also had a number of employment contracts with corporation officers. As of the date of this report, it is not known if the employment contracts with be transferred to and honored by Fenway International Inc.

            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                KNOWN AS NEVADA-UTAH GOLD, INC. IN 1997 AND 1996
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


NOTE 19   SUBSEQUENT EVENTS

          The Company issued the following stock options in 1999:

                                     Number of     Exercise       Expiration
               Name of Optionee       Shares        Price            Date
             -------------------   ------------   ----------     ------------
             Patrick Hinds            100,000      US $4.00    February 18, 2000
             Michael Laidlaw          200,000      US $4.00    February 15, 2000
                                   ------------
                                      300,000
                                   ============

            See Accompanying Notes and Independent Auditors' Report.